UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER: 001-39575

CUSIP NUMBER: 68236R103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ONCORUS, INC.

Full Name of Registrant

Former Name if Applicable

4 CORPORATE DRIVE

Address of Principal Executive Office (Street and Number)

ANDOVER, MASSACHUSETTS 01810

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Oncorus, Inc. (the “Company”) for its Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (“Quarterly Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The due date for the filing of the Quarterly Report was May 15, 2023 (the “Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Quarterly Report is being extended to May 22, 2023 (“Extended Filing Deadline”). The Company intends to file its Form 10-Q for the three months ended March 31, 2023 on or before the Extended Filing Deadline.

The Company hereby confirms that it is unable to file the Quarterly Report by the Filing Deadline without unreasonable effort or expense. As previously reported in a Form 8-K filed on May 1, 2023, the Company's former Chief Financial Officer, Richard Wanstall, passed away on April 29, 2023. As a result, the Company did not have the personnel resources necessary to complete the quarterly report prior to the Filing Deadline. In addition, subsequent to March 31, 2023, the Company concluded that it was appropriate to conduct an impairment review of its long-lived assets. The Company currently expects to complete the review in order to complete the quarterly report by the Extended Filing Deadline. However, there can be no guarantee that such review will be completed on a timely basis, which could result in the quarterly report not being filed by the Extended Filing Deadline. The Company currently anticipates that it will incur a non-cash impairment loss for the three months ended March 31, 2023.

PART IV - OTHER INFORMATION

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian Shea	339	240-3330
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements. Words such as “expects,” “intends,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's beliefs and expectations relating to the filing of the Form 10-Q and the results of the impairment analysis. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25, except as required by applicable law or regulation.

ONCORUS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ Ted Ashburn
		Name:	Theodore (Ted) Ashburn, M.D., Ph.D.
		Title:	Chief Executive Officer